CONFIDENTIAL

TRANSFER AGENCY AND SERVICES AGREEMENT

AMENDMENT NO. 7

This amendment (the “Amendment”) between the parties signing below (“Parties”) amends the Existing Agreement as of February 16, 2021 (the “Effective Date”):

Term	Means
“Existing Agreement”	The Transfer Agency and Services Agreement between the Trust and ALPS dated December 6, 2010, as amended
“ALPS”	ALPS Fund Services, Inc.
“Trust”	RiverNorth Funds

Except as amended hereby, all terms of the Existing Agreement remain in full force and effect. This Amendment includes the amendments in Schedule A and general terms in Schedule B.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

ALPS Fund Services, Inc.		RiverNorth Funds
By:	/s/ Michael Sleightholme	By:	/s/ Marcus L. Collins
Name:	Michael Sleightholme	Name:	Marcus L. Collins
Title:	Authorized Representative	Title:	Secretary and Chief Compliance Officer

Schedule A to this Amendment

Amendments

As of the Effective Date, the Existing Agreement is amended as follows:

1.	The following paragraph is added to Section 4(c) of the Existing Agreement and supercedes and replaces any existing arrangements related to “as of” adjustments:

Notwithstanding anything herein to the contrary, with respect to "as of" adjustments, ALPS will not assume one hundred percent (100%) responsibility for losses resulting from "as ofs" due to clerical errors or misinterpretations of securityholder instructions, but ALPS will discuss with the Trust ALPS's accepting liability for an "as of" on a case-by-case basis and may accept financial responsibility for a particular situation resulting in a financial loss to the Trust where such loss is “material”, as hereinafter defined, and, under the particular facts at issue, ALPS in its discretion believes ALPS’s conduct was culpable and ALPS’s conduct is the sole cause of the loss. A loss is “material” for purposes of this Section when it results in a pricing error on a given day which is (i) greater than a negligible amount per securityholder, (ii) equals or exceeds one ($.01) full cent per share times the number of shares outstanding or (iii) equals or exceeds the product of one-half of one percent (1%) times a Portfolio’s Net Asset Value per share times the number of shares outstanding (or, in case of (ii) or (iii), such other amounts as may be adopted by applicable accounting or regulatory authorities from time to time). When ALPS concludes that it should contribute to the settlement of a loss, ALPS’s responsibility will commence with that portion of the loss over $0.01 per share calculated on the basis of the total value of all shares owned by the affected portfolio (i.e., on the basis of the value of the shares of the total portfolio, including all classes of that portfolio, not just those of the affected class).

2.	The ALPS contact information in Section 24. Notices of the Existing Agreement is deleted in its entirety and replaced with the following:

To ALPS:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1000

Denver, CO 80203

Attn: General Counsel

Email: notices@sscinc.com

3.	The “Out-of-Pocket Fees” paragraph contained in the FEE SCHEDULE is replaced in its entirety with the following:

Fees for Additional Services; Expenses

Except to the extent services are listed under APPENDIX B and fixed fees are provided above, fees for conversion, setup and implementation, tax related services, financial statements and audit support, data extracts, development work, customized reports and other services not listed in this Agreement will be billed at ALPS’s standard rates, currently $250 per hour. Fees for reviews of client data maintained by ALPS by government authorities in connection with those authorities’ oversight or regulation of Trust or otherwise not caused by ALPS also will be billed at ALPS’ standard rates if applicable.

Fees assume that Trust will supply trades and other required data in either (i) industry standard file formats, i.e., commercially available Order Management System (OMS) or SWIFT formats, or (ii) ALPS standard formats. Any other file formats that require ALPS development will be billed separately at ALPS standard rates. These development charges are not included in the listed conversion fees, if any.

Any and all charges for market data and, as may be agreed in writing, fees for ALPS calculated values for over the counter derivatives will be billed to Trust separately. If Trust requests that ALPS use market data licensed by Trust in connection with the services, then ALPS shall charge a set-up fee of $3,000 and a monthly maintenance fee of $250 for each such data supplier.

Trust shall be responsible for any and all charges for security pricing and data fees, Bloomberg fees, tax calculation and reporting fees, PFIC Analyzer, bank loan sub-accounting fees, Blue Sky permit processing fees and state registration fees, SSAE 18 control review reports, typesetting, printing, filing and mailing fees (including additional fees or surcharges related to expedited typesetting, printing, filing and mailing events), FINRA advertising/filing fees (including additional ALPS fees for expedited reviews), registered representative state licensing fees, fulfillment costs, confirmations and investor statements, postage, statement paper, IRA custodial fees, NSCC interface fees, wire fees and other bank charges, E*Delivery services, intermediary vision services, document storage fees, shareholder verification (KYC/CIP) services, shareholder bank verification fees, lost shareholder and escheatment fees, 22c2 fees, sales reporting fees, retirement account disclosure language, private label money markets, customized programming/enhancements, enhanced reporting activities and other expenses incurred in connection with the performance of ALPS duties under its Agreement with the Trust and administrative handling fees attributable to management of such expenses. For expenses of a third party from which ALPS receives services as part of an existing ALPS relationship or agreement, the Trust may be billed the amount attributable to the services it received, calculated before application of any discount that ALPS may receive as part of its overall relationship with the supplier (if applicable). All such fees described above may be provided through ALPS affiliates at standard rates.

In addition to any fees, reasonable out-of-pocket expenses, including expenses incurred by ALPS for travel, lodging, meals, telephone, shipping, duplicating and cost of data will be billed to Trust. For any work to be billed at ALPS’s standard rates, estimates will be provided prior to work being started.

Effective as of the date of corresponding updates to the ALPS AML Procedures, as defined in APPENDIX H (currently targeted for April 1, 2021), the Existing Agreement is amended as follows:

1.	The content of Section 18 is removed in its entirety and replaced by “Reserved.”

2.	The content of the seventh bullet point under “Transfer Agency” in APPENDIX B is removed in its entirety and replaced by:

“Perform delegated AML services as described in APPENDIX H”

3.	APPENDIX H attached hereto is added to the Existing Agreement and shall govern the delegated AML services provided by ALPS pursuant to the Existing Agreement.

Schedule B to this Amendment

General Terms

1.	Capitalized terms not defined herein shall have the meanings given to them in the Existing Agreement.

2.	The Parties’ duties and obligations are governed by and limited to the express terms and conditions of this Amendment, and shall not be modified, supplemented, amended or interpreted in accordance with, any industry custom or practice, or any internal policies or procedures of any Party. This Amendment (including any attachments, schedules and addenda hereto), along with the Existing Agreement, as amended, contains the entire agreement of the Parties with respect to the subject matter hereof and supersedes all previous communications, representations, understandings and agreements, either oral or written, between the Parties with respect thereto.

3.	This Amendment may be executed in counterparts, each of which when so executed will be deemed to be an original. Such counterparts together will constitute one agreement. Signatures may be exchanged via facsimile or electronic mail and signatures so exchanged shall be binding to the same extent as if original signatures were exchanged.

4.	This Amendment and any dispute or claim arising out of or in connection with it, its subject matter or its formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the laws of the same jurisdiction as the Existing Agreement.

APPENDIX H

ANTI-MONEY LAUNDERING DELEGATION

1.	Delegation.

In order to assist the Trust with the Trust’s anti-money laundering and countering the financing of terrorism (“AML”) responsibilities under applicable AML laws, ALPS offers certain risk-based AML procedures that are reasonably designed to: (i) promote the detection and reporting of potential money laundering activities; and (ii) assist in the verification of persons opening accounts with the Trust (“ALPS AML Procedures”). The Trust desires to implement the ALPS AML Procedures as part of the Trust’s overall AML program (“Trust AML Program”).

Accordingly, subject to the terms and conditions set forth in this Agreement, the Trust hereby instructs and directs ALPS to implement the ALPS AML Procedures as set forth in Section 3 below on the Trust’s behalf and delegates to ALPS the day-to-day operation of ALPS AML Procedures.

While ALPS AML Procedures may be subject to monitoring and testing by employees of ALPS (or its parent company, or affiliates) or an independent party, as documented in the ALPS AML Procedures. The Trust acknowledges any such efforts or outcomes of testing may not be solely relied upon by the Trust to meet applicable regulatory requirements for an independent test of the Trust AML program.

2.	Limitation on Delegation.

The Trust acknowledges and agrees that in accepting the delegation hereunder, ALPS is agreeing to perform only the AML Procedures and is not undertaking and shall not be responsible for any other aspect of the Trust AML Program or for the overall compliance by the Trust with the USA PATRIOT Act or for any other matters that have not been delegated hereunder.

Additionally, the parties acknowledge and agree that ALPS shall only be responsible for performing the ALPS AML Procedures with respect to the ownership of, and transactions in, Shares in the Portfolio(s) for which ALPS maintains the applicable Shareholder information.

In performing the ALPS AML Procedures for the Trust under this Agreement, and in connection with the execution of the policies and procedures, ALPS will rely upon and assume the accuracy of the information and representations provided to ALPS by the Trust in connection with the provision of services pursuant to this Agreement.

3.	ALPS AML Procedures.

ALPS shall perform ALPS AML Procedures, as documented. The ALPS AML Procedures are subject to change at any time at ALPS’ sole discretion. ALPS agrees to make ALPS AML Procedures documentation available to the Trust.

Among other items and consistent with the ALPS AML Procedures, ALPS shall compare account and transaction information to any FinCEN request received by the Trust and provided when available to ALPS without undue delay, pursuant to USA PATRIOT Act Sec. 314(a), and provide the Trust with the necessary information for it to respond to such request within the required time frame. For the avoidance of doubt, ALPS shall have no obligation under this subsection to procure the Trust’s 314(a) request list, follow up with the Trust in regard to 314(a) request lists that the Trust or its service provider has failed to provide to ALPS, or take any action with respect to the Trust’s 314(a) request list if such list has not been provided to ALPS by the Trust.